First Capital International, Inc.

5829 W Sam Houston Pkwy N, Suite 405

Houston, Texas 77041

Telephone: (713) 629-4866

December 22, 2021

Division of Corporation Finance

Office of Technology

Attn: Mitchell Austin, Staff Attorney

United States Securities and Exchange Commission

100 F. Street NE

Washington, D.C. 20549

Re:	First Capital International, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G Filed November 29, 2021 File No. 000-26271

Dear Mr. Austin,

Set forth below are the responses of First Capital International, Inc. (the “Company,” “we” and “us”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Company’s Registration Statement on Form 10/A, filed November 29, 2021. The Staff’s comments were contained in the letter to the Company dated December 10, 2021.

Amendment No. 1 to Registration Statement on Form 10-12G

Item 13. Financial Statements and Supplementary Data, page 22

1.

As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing. Please update your financial statements as needed to ensure the requirements are met as of the anticipated date of automatic effectiveness of the registration statement.

In response to the Staff’s Comment 1, we have revised the Registration Statement to include updated financial statements.

If you should need clarification or any additional information in connection with your inquiries, please contact me. Thank you for your help in this matter.

Very truly yours,

/s/ Alex Genin

Alex Genin,

President and CEO

cc:         Olivia Bobes, Law Clerk

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549